Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

19 May, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 18 and 19 May, 2006 and copies of the Stock Exchange Announcements of 16 and 17 May, 2006. .

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 5/31

KONECRANES INC. SUBSIDIARY ACQUIRES MAJORITY STAKE OF U.S. BASED MMH HOLDINGS, INC.

HMM Acquisition Corp., a wholly owned Konecranes Inc. subsidiary, has acquired 59.2% of the shares of MMH Holdings, Inc., the owner of U.S. based Morris Materials Handling, Inc. The total consideration amounts to apprx. USD 38.5 M.

With over 120 years of history in North America, Morris Material Handling, Inc., is a recognised player in the maintenance service and overhead crane industry. Morris Material Handling, Inc. has its headquarters in Oak Creek, Wisconsin. Annual sales for the company in fiscal year 2005 were approximately USD 170 M. First half of fiscal year 2006 sales were USD 102 M, with an operating profit of USD 5.5 M (5.4% of sales). The company has approximately 980 employees. This information is based on Morris Materials Handling financial update published on May 10, 2006.

Due to the nature of the transaction it has not been possible to conduct a due diligence investigation of the target company. However, based on Konecranes Inc.'s knowledge of the crane and crane maintenance industries the company has no reason to believe that Morris Materials Handling, Inc.'s general business and financial risk profile would materially deviate from what is typical in the U.S. in this field.

Konecranes Inc. intends to explore possibilities to acquire additional shares in MMH Holdings, Inc. The impact of the acquisition on the financial position and operations of KCI Konecranes will be published when the outcome of such exploration allows for any assessments.

The Blackstone Group L.P. advised Konecranes Inc. on this transaction.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has over 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, tel. +358-20 427 2000
Mr. Teuvo Rintamäki, CFO, tel. + 358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

APPOINTMENTS IN KCI KONECRANES EXECUTIVE BOARD

At its meeting today, the Nomination and Compensation Committee of KCI Konecranes Board of Directors appointed Mr. Hannu Rusanen President, Maintenance Services Business Area, with effect as of September 1, 2006. In his new role, he will assume the global responsibility for the Group's maintenance service operations, including MTM (Machine Tool Maintenance). For the present, Mr. Rusanen will also continue in his current position as head of KCI Konecranes' Nordic region. Mr. Tom Sothard, who has had two roles, as both head of Global Maintenance Services and KCI Konecranes' Americas region, will now focus on the latter one.

Both Mr. Sothard and Mr. Rusanen will continue to report to Pekka Lundmark, President & CEO.

"Tom Sothard has done an excellent job in both his roles, which are quite different and have been constantly growing. As many new opportunities are emerging in the Americas in e.g. ports, and in South America as a whole, it is natural that Sothard will concentrate his full capacity to run the Americas region", says Pekka Lundmark. "Hannu Rusanen has, as responsible for our Nordic region, demonstrated his ability to lead and conceptually develop a large service business offering. I am very pleased to be able to fill this important position with an internal candidate", concludes Mr Lundmark.

Hannu Rusanen joined KCI Konecranes in 2003 from ABB where he headed ABB's Industrial Service operations in Finland.

Members of KCI Konecranes Executive Board are presented on KCI Konecranes' Internet pages at www.konecranes.com.

This press release together with a downloadable picture of Mr Hannu Rusanen is available under press releases at our web site www.konecranes.com.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr. Pekka Lundmark, President and CEO, Tel. +358-20 427 2000

DISTRIBUTION
Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 153 600 new shares subscribed for with KCI Konecranes' 1999 B, 2001 A, 2003 A and 2003 B series stock options have been recorded in the Trade Register on 17 May, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 76 800 totalling EUR 29 654 660. The number of shares increased to 59 309 320 shares.

Trading in the new shares will start on or about 18 May, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has over 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 64 800 new shares subscribed for with KCI Konecranes' 1997 stock option rights have been recorded in the Trade Register on 16 May, 2006.

Following these subscriptions KCI Konecranes' share capital increased by EUR 32 400 totalling EUR 29 577 860. The number of shares increased to 59 155 720 shares.

Trading in the new shares will start on or about 18 May, 2006.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has over 6,000 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media